February 22, 2019

Via EDGAR United States Securities and Exchange Commission Washington, DC 20549
Absolute Shares Trust
File No. 811-22917
Response to Oral Comments on Form N-CSR for
Fiscal Year Ended June 30, 2018

Dear Ladies and Gentlemen:

On behalf of our client, Absolute Shares Trust (the “Trust”), we are filing this correspondence containing the Trust’s responses to oral comments delivered by Jeffrey Long, Staff Accountant, on February 4, 2019.  The comments delivered by the staff of the Securities and Exchange Commission (the “Commission”) relate to, among other things, the staff’s review of the Trust’s Annual Report to Shareholders on Form N-CSR for the fiscal year ended June 30, 2018 that was filed with the Commission on September 7, 2018 (the “2018 Annual Report” and generally, an “Annual Report”) concerning the exchange-traded fund series (each, a “Fund” and, collectively, the “Funds”) of the Trust.

In the following discussion, we have summarized the staff’s oral comment in bold and provided the Trust’s responses immediately thereafter.  The comments have been numbered for convenience. Capitalized terms used but not defined herein are used with the meanings given to them in the 2018 Annual Report.

1.
The Prospectus for the WBI BullBear Global Rotation ETF (“WBIR”) states that WBIR is classified as a “non-diversified” fund. Since WBIR has operated as a “diversified” fund, as that classification is defined by Section 5(b)(1) of the Investment Company Act of 1940 (“1940 Act”), for three years, please confirm that should WBIR decide to operate as a non-diversified fund in the future, shareholder pre-approval will be sought, pursuant to Section 13(a)(1) of the 1940 Act.

Please note that WBIR has not been in existence for three years, and commenced operations on or about July 20, 2016. Nevertheless, the Trust confirms that it will seek shareholder pre-approval in accordance with Section 13(a)(1) of the 1940 Act should WBIR decide to operate as a “non-diversified” fund in the future.

2.
The 2018 Annual Report indicates that, on October 31, 2017, the Funds changed their benchmark indices and provides identical boilerplate explanations for each Fund’s change.  In future Annual Reports, the Trust should provide explanation for any benchmark index change that is specifically tailored to each affected Fund.

For future filings, when any Fund’s benchmark index is changed, the Trust will provide a detailed explanation tailored to the affected Fund as to why its benchmark index changed.

3.	Since the Trust has changed the names of the Funds in the most recent and prior fiscal years, please confirm that the investment objectives and strategies for each Fund has remained unchanged.

The Trust confirms that neither the investment objectives nor investment strategies of any Fund have changed since their inception. The name changes for the Funds occurred to reflect marketing considerations.

4.
Note 2 to the financial statements of the 2018 Annual Report (“Financial Statements”) contains certain risk disclosures indicating that the Funds were exposed to Equity Option Risk and other derivatives risks (e.g., Counterparty Risk). Since risk disclosures in the Annual Report should only be referring to risks actually experienced by the Funds for the most recent fiscal year, please omit risk disclosures indicating that Funds were exposed to equity option and derivatives risks if no such investments were in the portfolios during the most recent fiscal year.

In future Annual Reports, the Trust will omit disclosure of derivatives risks to the extent derivatives are not indicated in the Annual Report as held by a Fund during the most recent fiscal year.

5.
Note 4 to the Financial Statements states that the Sub-Adviser paid $0 in commissions to the affiliated registered broker-dealer (“Millington”) and that Millington did receive payments for order flow (“PFOF”). As these are related party transactions, please explain why that dollar amount of PFOF was not disclosed in the 2018 Annual Report as required.

The PFOF received by Millington is not paid by the Funds, the Trust or any other related party. Rather, the PFOF is paid by third-party, unaffiliated market makers, and accordingly, the amounts paid do not constitute related party transaction payments. Consequently, the disclosure of the amount of PFOF is not required in the 2018 Annual Report.

Please do not hesitate to contact me at (212) 536-3988 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc:          Mr. Jeffrey Long, Staff Accountant
 Mr. Don Schreiber, Jr.
Mr. Matthew Bromberg
Mr. Tracey Crespo